Corrected Transcript

Filed by CNX Resources Corporation

Commission File No.: 001-14901

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: CNX Midstream

Partners LP

Commission File No.: 001-36635

Date: July 27, 2020

27-Jul-2020

CNX Resources Corp. (CNX)

Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

Total Pages: 23
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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

CORPORATE PARTICIPANTS

Tyler Lewis	Nicholas J. DeIuliis
Vice President-Investor Relations, CNX Midstream Partners LP	Chairman & Chief Executive Officer, CNX Resources Corp.

Donald W. Rush	Chad A Griffith
Chief Financial Officer, CNX Resources Corp.	President & Chief Operating Officer, CNX Resources Corp.

OTHER PARTICIPANTS

Leo Mariani	Jeoffrey Restituto Lambujon
Analyst, KeyBanc Capital Markets, Inc.	Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Jeffrey Campbell	Kashy Harrison
Analyst, Tuohy Brothers Investment Research, Inc.	Analyst, Simmons Energy

Welles Fitzpatrick
Analyst, SunTrust Robinson Humphrey, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to CNX and CNX Midstream Transaction Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Tyler Lewis. Please go ahead.

Tyler Lewis

Vice President-Investor Relations, CNX Midstream Partners LP

Thank you, and good morning to everybody. Welcome to this morning’s CNX and CNXM transaction call. We have in the room today Nick DeIuliis, our President and CEO; Don Rush, our Chief Financial Officer; and Chad Griffith, our Chief Operating Officer. Today, we’ll be discussing the details of the transaction, we have also posted a pre-recorded video as well as an updated slide presentation to our website.

As a reminder, any forward-looking statements we make or comments about future expectations are subject to business risks, which we have laid out for you in our press release today as well as our previous Securities and Exchange Commission filings. We will begin our call today with prepared remarks by Don and Nick, and then we will open the call for Q&A, where Chad will be available to participate as well.

With that, let me turn the call over to, Don to start things off.

Donald W. Rush

Chief Financial Officer, CNX Resources Corp.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Thanks, Tyler. Slide 3 walks through the details of the transaction. Under this agreement, each unitholder of CNXM will receive 0.88 shares of CNX common stock, upon completion of the merger, which is expected to close in the fourth quarter of this year. This ratio represents a 15% premium to the 30-day average exchange ratio. We believe that this transaction represents a highly attractive and accretive value proposition for both CNX shareholders and CNX Midstream unitholders. A newly combined shareholder base will benefit from a simplified corporate structure and enhanced credit profile and increased operational and financial flexibility.

The transaction solidifies CNX as the premier low-cost operator in the Appalachian Basin and enhances CNX’s ability to generate significant free cash flow year-in and year-out for a single unified shareholder base. CNX is now a non-replicable best-in-class E&P company.

With that, I’ll turn it over to Nick.

Nicholas J. DeIuliis

Chairman & Chief Executive Officer, CNX Resources Corp.

Good morning, everybody. First, I’m going to spend my initial comments on slide 4. But before I get through these six and cover them briefly, we’ll dive deeper on them in a minute.

I just wanted to point out that one of the most important attributes of the transaction and the biggest advantages that we saw was the ability to basically offer the unitholders of CNX Midstream, the chance to become owners of CNX Resources. So, in other words, structuring the transaction in a way where all of these wonderful upside opportunities and where we see the company moving into the future is available not just to the current CNX Resources ownership, but also to those unitholders, and we welcome them into the fold.

Don mentioned the non-replicable nature of what we are now as well as the best-in-class attributes that we’re going to display pro forma. Those really boil down to the six investment reasons that are shown on slide 4. You can see them, and we’re going to go through those in that order. This is a commodity business. Costs are imperative. That is the most strategic position you can have if you are the low-cost producer. On a production cash cost basis, we’re going to show you that we currently are and have only gotten better with this transaction. And on a fully burdened cash cost basis, we’re going to show you where we’re going into the near future, and it’s pretty exciting to see how those fully burdened cash costs are going to continue to drop year-after-year.

Capital efficiency being high, capital intensity being low. That’s also crucially important in a capital-intensive industry like E&P. This transaction and the company moving forward is going to be best-in-class when you look at capital efficiencies and capital intensity levels across a range of metrics. And we’re going to talk about those. We’re going to look at what our drill and complete capital efficiencies are going to post when you look at things like finding and development costs. We’re going to look at how our other investment on midstream and water and land, basically, the build-out is completed and wrapped up and how we enjoy the fruits of that effort and that investment for years to come now. And then we’re going to look at where we’re at with respect to decline curve and how low our capital intensity is to maintain production, especially on the back end of our seven-year investment horizon. All those things crucially important to the third point, which is driving free cash flow generation.

So free cash flow is what it’s all about in this industry. And when you look at our cost structure and our capital efficiency is being very high. And you couple those two things with our hedge book, it is not surprising that we’re generating free cash flow each and every year and a substantial amount of cumulative free cash flow over the investment horizon. And we’re going to put that into context of how that cumulative free cash flow compares to things like our aggregated debt load as well as our market cap, and also what those free cash flow yields are looking like and why that’s such a great investment opportunity when it comes to CNX Resources.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

We’re going to talk about balance sheet, and how we’re rapidly de-levering because of that free cash flow generation and what that means over time, over the coming quarters and years. And we’re going to talk about the low-risk nature of our business model. This is another crucially important attribute of the company moving forward, whether we want to ramp down, ramp up, adjust, looking at the different levers that we’ve got to pull when it comes to allocating capital, we’ve got complete flexibility to allocate capital where we see the best returns to drive the best intrinsic value per share, which brings me to the last point we’re going to cover, which is that intrinsic value per share.

We’re going to look at that across a range of different metrics, but they all lead to the same conclusion, which is a significant amount of investment upside exists for CNX Resources owners.

Now, we’re going to start with that first attribute and first investment reason, which is the low-cost position that we enjoy. Again, as I said, that’s strategic and crucial in a commodity business. Some of this is already a work-in-progress. When you look at our production cash costs, we’re already lowest cost in the basin. And the second part of this is a rapidly developing story, when you look at our fully burdened cash costs and where they’re going over a very short period of time.

So, I’m going to turn it over to Don to go through some of the cost data in detail.

Donald W. Rush

Chief Financial Officer, CNX Resources Corp.

Thanks, Nick. Slide 6 shows CNX’s cash production cost, relative to its E&P peers on a trailing 12-month basis. As you can see, the $0.73 per Mcf referenced on this slide substantially better than our peer average cost of approximately $1.37 per Mcfe. This significant low-cost advantage ensures we generate strong margins, during both the highs and lows of the gas commodity cycle and allows us to generate attractive returns on new D&C at lower prices than our peers could. And subsequent to the announcement of today’s transaction, we expect to reduce it even further.

Slide 7 walks through how our non-SG&A, corporate cash cost declines over the next seven years. It’s important to note that these numbers include all of the cash, income and expenses of the company that are not related to SG&A, capital or production costs. Most importantly, as Nick mentioned, unused FT processing and equipment costs dropped dramatically as our existing legacy contracts expire over the next few years. Additionally, our cash interest expense is expected to materially decline as we generate free cash flow and pay down our debt.

Lastly, as the chart highlights, CNX has several other areas of our business that generate meaningful income streams, including third-party midstream gathering, third-party water sales, sales of unused FT and various non-op royalties we receive. These income stream projections are based on historical results and existing assets and contracts. They’re significant and an important component to understanding the expected total cash flows of our company. Ultimately, under the base free cash flow plan presented here, our non-SG&A corporate costs would effectively be reduced to 0 under these conservative assumptions.

On slide 8, we’re now positioned to go from the lowest production cost company in the basin to having the lowest fully burdened cash cost in the basin. This slide shows how and why. As you can see, even with the conservative forecast that holds production costs and SG&A essentially flat and simply adjust our corporate cash cost for the

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

contract roll-offs and interest expense reductions discussed on the previous slide, CNX’s fully loaded cash costs are expected to be below $0.90 per Mcfe. What is remarkable about this number is that is nearly $0.50 lower than the average production only cash cost for our peer group. So, our fully burdened cash cost is significantly better than the production cash cost of all but one of our peers.

Now, we can turn our focus to the capital side of our cost structure. Nick?

Nicholas J. DeIuliis

Chairman & Chief Executive Officer, CNX Resources Corp.

Yeah. Thanks, Don. Number two, reason number two is, as Don said, our low capital intensity, high capital efficiency. As I said earlier, absolutely critical in a capital-intensive industry like E&P. And why are we posting these metrics of very low capital intensity and high capital efficiencies? Well, it’s a combination of factors. It’s because we’ve got great rock. It’s because we’ve got now a fully integrated midstream and upstream model. It’s because we’re employing and utilizing stack pays with all those economies of scale that it brings. It’s because of our high NRI interest that we enjoy. And it’s because of our use of technology from electric frac to our real-time data operating centers to our quality management systems. And all of those things work in concert together when you’ve got a great team that’s able to perform and execute in a very orchestrated efficient manner, which, of course, the team has been doing.

So this view and this metric and this strength of the company often gets missed by the market. One of the reasons why I think it gets missed perhaps the biggest reason is that this is a rapidly developing story. If you look at our EURs and if you look at our drill and complete cost efficiencies and just look at what they’ve done over the past couple of years, it’s amazing the rate of improvement that we’ve seen and how that translates into things like capital efficiency and capital intensity. Our other investment with, as I said, water and midstream and land, that build-out rapidly completing at the end of 2019 and into early 2020 was something that happened quickly, and it’s easy to miss that and what that means for the coming years where we enjoy that investment over the long haul.

So, we’re going to look at this with Don on the upcoming slides across a number of different metrics, but there’s really three that drive how good our capital efficiencies and how low our capital intensities are. One is our finding and development costs, as this speaks to drill and complete activities, of course, and we’ll look at that from a Marcellus, Southwest PA core area as well as our CPA Utica area. We’re also going to look at that other investment and show you how midstream, land and water, the build-out has been completed, and our intensity has been drastically reduced in that other component. And then third, we’re going to look at our PDP decline rates and how they’ve been reduced and how that basically reduces capital intensity when you’re looking at maintenance production plans, especially in the back half of our investment horizon.

Don?

Donald W. Rush

Chief Financial Officer, CNX Resources Corp.

Thanks, Nick. I’ll jump right into how our finding and development costs have changed over time, and how investors should think about the go-forward DD&A rate for new wells on slide 10.

Fortunately, GAAP DD&A and D&C looks backwards. And thus, it’s a poor indicator on what our D&C capital efficiency is today or is expected to be moving forward. I said, fortunately, because our current and anticipated future F&D is substantially better than historical D&C DD&A.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

For instance, this slide lays out how lateral lengths have tripled in size, EURs have almost doubled and cost per foot have been cut in half. It is really quite remarkable to look at how different the capital cost per Mcfe is today versus when we are just getting started. With all that said, the right way to think about our D&C DD&A rate on a go-forward basis for new wells is around $0.30. Additionally, we expect our go-forward DD&A rates to be even lower in both Southwest PA Marcellus and the CPA Utica.

Slide 11 lays out our non-D&C investments. And as you can see, our major infrastructure build-out is substantially complete and sets us up for low operating cost and optimize production over the life of our wells. Our new dual gas line midstream systems allow us to [ph] flower (00:13:00) wells at the optimal pressures throughout their life without being impacted by a second or third set of wells being drilled on that same pipeline. Our water infrastructure investments have reduced our reliance on water trucks and has led to our best-in-class all in water management costs.

Additionally, our land investments in our acreage footprint provide us with a methodical, predictable drilling runway for several years to come. These historical investments translate into a significantly reduced future spend of approximately $70 million per year going forward under our free cash flow MOP plan. The D&C and non-D&C spends are clearly lower going forward. And the other reason why our free cash flow plan capital intensity is so low, is because of shallowing base decline rates, which I’ll talk to on slide 12.

To start out, I want to explain that exit-to-exit PDP base declines are primarily a function of how much of your underlying PDP base is comprised of legacy wells versus wells turned online within the prior 12 to 18 months. On this slide, you can see an illustrative example of how this works, if a company like CNX pivots from a growth plan to a flat production model.

Walking through the chart at the bottom, you can see how the decline of our legacy PDPs prior to 2020 declined less and less each and every year as we move towards 2026 and how the new wells drilled each year that turn into PDPs, the light blue bars, contributes to building the space. Finally, the gray bars at the top show how the replacement production you need each year from new TILs declines every year between now and 2026 as the PDP base builds.

This is why our base decline rate, shown as approximate with green dots on the secondary axis, reduces from the mid 30s in 2020 to less than 20% by 2026. The five-year average of 25 TILs per year to carry out our free cash flow plan is structured to match this reality, with slightly more TILs needed in 2022 and slightly fewer TILs needed in 2026 when compared to the 25 per year average. All driven by the fact that the replacement production needed becomes less and less each year going forward.

It is important to note that you need an efficient, high-pressure, low-pressure midstream system, like the one we’ve already constructed for this to work. So, your legacy wells can flow at much lower pressures than what new wells flow at. All these factors together lay out why our capital intensity going forward in our flat production, free cash flow plan is so efficient.

With that, Nick will pull both cost items together and get into what this means for our free cash flow.

Nicholas J. DeIuliis

Chairman & Chief Executive Officer, CNX Resources Corp.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Investment reason number three is our substantial free cash flow. It’s the third reason to be excited about the investment opportunity with CNX Resources. And as Don said, you take the cost structure on the cash side that we just spoke about, couple it with the capital efficiencies that we’re realizing and then you put on top of those two things, our hedge book and our programmatic hedging approach, that’s what drives – those three things really drive the substantial free cash flow generation.

And we’re going to go through not just the magnitude of that, the $3-plus billion, but we’re also going to cover that in the context of how that compares to our market cap and how that compares to our aggregated debt levels. And you can see that the cumulative free cash flow stacks up very well in a very exciting way, I think, compared to those two metrics.

Last, we’re also going to talk about free cash flow yield and how this company is yielding a tremendous amount of free cash flow, what that means and how to think about that in context of not just E&P, but industries beyond E&P where free cash flow yield is a metric that’s valued and focused upon.

Donald W. Rush

Chief Financial Officer, CNX Resources Corp.

Thanks, Nick. Slide 14 is really the easiest way to understand how we can generate significant free cash flow even at these historically low forward NYMEX strips and brings together all of the cost items we have discussed in our previous sections. These numbers are five-year averages between 2022 and 2026, and I will walk through them.

Starting on the left side of the page with our cash production cost, which you can see are appear leading $0.67. Next, we add on to that our corporate and other charges. This column represents every other cash expense of the company except for capital. The next column gives us credit for the other income the business generates going forward. And as we’ve previously said, this estimate is conservative and assumes we only gather the third-party volumes we have currently flowing today with a nominal amount of third-party water and royalty income. This nets us to an all-in company expense cost of $0.87 per Mcfe.

The next gray column is an illustration of the most conservative way to counter capital expenditures. It basically expenses them all within the calendar year and divides that amount by the annual average production. Using this approach adds a $0.54 capital charge to our annual cash flows to keep our production flat. So, if you look at the all-in cash expenditures for the entire company, you would get a per Mcfe cost of approximately $1.41, which is well below the current gas realizations we receive under the current forward strip generating a substantial margin.

And what is even more remarkable is looking at this every dollar spent cost method relative to our peers. As you may remember, we showed previously that the average cash production cost of our peers is approximately $1.37. So, our everything and anything all-in cash expenditures for the year on an Mcf basis are basically equal to the average cash production cost of our peers. Let me say that one more time. Our fully, fully burdened costs are in line with our peers’ operating cash cost.

Once you add in interest costs, SG&A costs, other operating expense costs and the capital our peers need to spend each year to maintain flat production, our all-in cash cost per Mcf is substantially below our competitors. This cost advantage ensures that CNX can operate successfully and produce substantial free cash flow at price strips where the peers cannot afford to hold their production flat and be cash flow neutral. This creates a moat for CNX that ensures we maintain a competitive advantage over our peer group for the long haul. This buildup gives us the conviction of our free cash flow plan that is laid out on slide 15.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

The numbers speak for themselves, but I would like to provide a bit more context as to why we feel they’re so impressive. Number one, as we have laid out, the free cash flow plan is underpinned by conservative assumptions. We are currently achieving the operating cost projections we’re using. We’re actually performing better than the capital cost assumptions we are using. The other corporate expense assumptions are mechanically improving because of unused FT and process contracts, processing contracts rolling off. Our interest expense reductions are realized as we pay off for debt. Our other income assumes no additional future success in developing third-party business and for conservatism, we have kept SG&A costs the same.

And to top all this off, we are using the current forward gas strip that has NYMEX prices below $2.50, which is an historic low. In fact, the vast majority of banks and analysts have their consensus forward price decks much higher than this. So, this plan is based off of conservative numbers across the board with plenty of upside to further improve upon it. And number two, as Nick mentioned, when you look at these annual free cash flow numbers relative to our debt, you can see how our balance sheet is rapidly deleveraging. And relative to our equity, gives you a consistent annual average free cash flow yield of 26%. This repeatable free cash flow yield is basically unheard of in the capital markets, especially when coupled with the current strength of our balance sheet, which Nick will discuss next.

Nicholas J. DeIuliis

Chairman & Chief Executive Officer, CNX Resources Corp.

Investment reason number four is that that balance sheet. And really looking at it from two perspectives: one, where we’re at right now, which is a very strong balance sheet; and then second, where we’re heading into the not-too-distant future, which is a rapidly approaching best-in-class balance sheet within the Appalachian Basin.

Now this situation, this investment reason when it comes to balance sheet has been a work under progress for a number of years now at CNX Resources. And it’s exciting to see how it’s shaping up when we’re sitting here in mid-2020 with the new CNX Resources. And that’s in spite of the gloomy gas price forwards that we’re looking at when we look into 2021 and 2022.

And in many ways, when you compare CNX Resources to the peers in the basin, it’s a situation of two ships passing in the night, where even with those forward prices being where they’re at, CNX Resources is going to significantly de-lever over the coming years where many, if not all of the peers, because of the gas price forwards if they don’t strengthen, are going to see significant increases in their leverage positions and their leverage ratios.

And last point on balance sheet before we get into the details with Don, is that this balance sheet and the strength of it, it doesn’t just allow us to navigate and survive the challenging times of the commodity cycle, it allows us to navigate those times and create optionality in a way where we can thrive and take advantage of those down cycles and the disconnects that inevitably occur in them when you’re going through those. So, again, not just a navigate and survive. It’s more and much more of a situation of navigate, create optionality and then use that optionality to balance it gives you to take advantage of situations and to thrive.

Donald W. Rush

Chief Financial Officer, CNX Resources Corp.

Yeah. Thanks, Nick. And slide 17 shows our free cash flow profile relative to our maturity schedules. As you can see, the approximately $400 million remaining on our 2022 maturity can be easily addressed, multiple times over with free cash flow from the business. And the remainder of our debt maturities are spaced out over time proportionately. This clean maturity runway provides the ultimate safety net and allowing us to be able to simply pay off all of our debt prior to their maturities, if we choose, with our free cash flow generated by the business.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

And as you can see on slide 18, our leverage ratio is going down because we are paying down our debt. That is the only way to organically reduce your leverage ratio in a world with flat to declining prices and flat production. The ability to do this organically at the pace in which we are doing it is unique to CNX.

As Nick mentioned, most of our peers will have increasing leverage ratios under the current forward strip. And their only hope of reducing it is with chunky asset sales or selling off net royalty interest. Our situation is different. And as you can see, even at historically low gas prices, we expect that our leverage will be under 1.5 times in early 2023. And if we choose to, we could be debt-free by 2025, increasing our liquidity well above the $1.5 billion it is currently all along the way. This organic deleveraging ability is rare in today’s E&P space and one of the key reasons for our low-risk business profile that Nick will comment on.

Nicholas J. DeIuliis

Chairman & Chief Executive Officer, CNX Resources Corp.

Thanks, Don. Investment reason number five is that low-risk profile of the business model that we’re employing. So, it’s not just a situation with respect to low cash costs and good capital efficiencies and the free cash flow that’s driven by those and the balance sheet, it’s also the risk profile associated with delivering on those metrics.

And we’ve been hard at work at derisking the variables and the metrics and the ability to deliver on those financial parameters that we think drive the intrinsic value per share of the company. And that’s been from a host or a portfolio of tactics that we’ve employed. We’ve talked about our hedge book and programmatic hedging, we talked about our high NRI interest, we’ve talked about using the NYMEX forward gas prices and not at an inflated gas price to take a conservative approach to when it comes to things like free cash flow and balance sheet, and we also talked about our core inventory.

For us to be able to execute off of this plan, we basically set up a rig and a frac crew in our Southwest PA Marcellus area, in our CPA Utica areas, both of which have inventory that extend far beyond the investment horizon that we’re laying out today. So, we don’t need to go far afield from what is core to us, where our experience and our operating teams are comfortable performing with in, and we’ve got an extensive data set with respect to.

Donald W. Rush

Chief Financial Officer, CNX Resources Corp.

Okay. Thanks, Nick. Slide 20 walks through some of the reasons why our risk profile is so low. I’ll start on the revenue side. Our plans and decisions have less risk in them because we live in reality and use the forward strip in our decision-making and utilize extensive hedging to lock in our projected revenues.

Next, operationally, as Nick mentioned, we are drilling high NRI Tier 1 acres in areas where we have extensive experience and a deep inventory, and we’re using cost assumptions we have already achieved. This, along with the fact that we only need to run one frac crew and one completions crew allows us to be hyper-focused and efficient in our operations. Last, our balance sheet, cost structure and low fixed costs allow us to change plans quickly and efficiently when warranted.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

The flexibility to reduce activity during downturns is a must in a commodity business. Long-term financial commitments, such as firm transportation commitments, MVCs and gathering contracts and processing commitments, coupled with large debt loads and expiring lease positions can force the company to drill to survive instead of optimizing returns, which can destroy shareholder value in [ph] enterprise (00:26:57) pricing environment.

Slide 21 highlights our best-in-class hedge book. As you can see from the slide, not only is it best among our peers in the near term, 2021 and 2022, it is significantly better than our peers in 2023 and beyond. This highlights the consistency of our approach and philosophy of using hedging as a risk management tool. I personally believe the ability to hedge and lock in your revenue is a huge tool and advantage in E&P space that is underutilized.

I’m sure there are countless companies in other industries that would love to lock in a price for their product for the majority of their anticipated capacities and volumes, years in advance and even better to be able to sell and fix the price on your product before you spend the capital and OpEx to produce it. As a capital allocation company that operates in the E&P space, we love this ability and we’ll continue to take advantage of it.

However, the ability to take advantage of it consistently through up and down cycles means that you have to be, by far, the low-cost producer, which we are. Because if you’re not hedging at low forward gas prices in the future doesn’t help you because your capital doesn’t generate returns at the low price levels and your business does generate free cash flow at the low price levels if you’re not, by far, the lowest cost. So, what we can do cannot be duplicated by our peers at the same efficiency as we can do it.

This view on hedging is not to say we are not optimistic on future gas prices. In fact, we think the future for natural gas pricing is very bright. We just recognize that commodity markets are impossible to predict, and that cycles can happen both up and down due to external factors outside of anyone’s control or predictive ability. We will continue to methodically chip away at risk, dollar cost averaging as we build our hedge book even at the depressed future gas prices in the strip today.

The last part of our low-risk nature of the company is our acreage position. It really is the foundation of our ability to run the company how we are running it. We have decades of Tier 1 Southwest PA acreage with high NRIs, and we have over 1 million acres across Appalachia. That is mostly held by production. This quality footprint and NRI advantage is another reason we can generate significant free cash flow each and every year at gas prices that are at historic lows.

Our NRIs are our competitive advantage over our appears that they will never be able to match. And in fact, some have been forced to sell overriding royalties, right in the economics of their wells forever. We also have an extensive CPA Utica inventory that adds to our core Southwest PA Marcellus position. CPA Utica is now core, perhaps even better than Southwest PA Marcellus, and this acreage adds multiple decades of additional opportunity. Rolling all these items together sets CNX up with the ability to create substantial shareholder value, which Nick will get into.

Nicholas J. DeIuliis

Chairman & Chief Executive Officer, CNX Resources Corp.

So, investment reason number six and last but certainly not least, is the most exciting because I think it lays out a compelling rationale for the upside that exists today when you look at where our shares are trading at versus the intrinsic value per share of the company. So, this is our true North solving for optimizing intrinsic value per share, whether it’s a transaction, whether it’s our execution plans, whether it’s our capital allocation decisions. And we’re going to walk through this with Don, looking at what the potential upside is when you compare intrinsic value per share to share price across a range of really three different metrics that are pretty straightforward.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

One is just a straight enterprise value analysis as debt gets reduced within that enterprise value and equity takes a bigger share of it. The second way is to look at where those cash flow yields are and what would happen if the cash flow yield suddenly approaches where cash flow yields are for free cash flow generators across a range of industries. And then third, we’re going to look, of course, at what the sensitivity is to gas prices, if gas prices are to strengthen and what that means for intrinsic value per share.

Donald W. Rush

Chief Financial Officer, CNX Resources Corp.

Thanks, Nick, and I want to start with the lowest risk, most basic way that CNX will create shareholder value. The chart on slide 24 walks through the simple math of how our market cap and share price should increase proportionately as we pay down our net debt.

And in this conservative look, the company will have 0 debt and over $500 million in cash and a share price of over $22 per share, if you assume our enterprise value simply stays consistent, which is a very conservative assumption, considering all the positive factors we will talk through next, starting with the free cash flow yield analysis on slide 25.

This chart really highlights how attractive CNX is at its current share price, not only versus our Appalachian peers and other energy companies, but against the entire market. Our expected 21.8% free cash flow yield in 2021 is impressive, but our expected annual free cash flow yield of 26% on average through the next seven years is even more so. And the simple fact of the matter is that the market has not spent enough time understanding our company and our future relative to the peer group. And as such, we are trading at a similar EBITDA multiple as a general peer group, causing our free cash flow yield to be enormous.

This market disconnect cannot last forever though. And as you can see from the slide, in order to get our free cash flow yield down to a more reasonable average, 6.5% for the energy sector, our stock price would have to increase all the way to $35 per share. Again, this is not an opinion or conjecture or bull thesis case, this is simply taking our $500 million approximate dollar annual free cash flow number that we have laid out in a conservative manner and turning it into a per share number, which is about $2.30 per share.

Next, you simply divide that number by the free cash flow yield you think is appropriate. Our example is just the free cash flow yield of the energy sector. So, $2.30 per share divided by 6.5% gets you to a $35 per share valuation. So, in essence, our approximately $9 stock price has to go all the way to $35 just to achieve an industry average free cash flow yield valuation. Again, this math assumes no incremental investments with the free cash flow we generate and is very conservative in nature. This doesn’t even get into the fact that we feel the company should have a premium valuation, which I will discuss on slide 26.

For most investors, an important trait is whether or not a company has competitive advantages versus its peers and whether those advantages are highly sustainable and allow the company to hold on to its value creation in a highly competitive economy. When most people think about commodity companies, they believe that they’re limited and during competitive advantages. And as such, it is hard to maintain healthy returns and free cash flow over the long haul. While for CNX, we have created significant competitive advantages that cannot be replicated in the near term, and that will persist for a decade plus, essentially creating a protective moat around our company versus the competition via cost. This has been achieved through years of hard work and long-term focused decision-making.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Let’s start with the midstream ownership that keeps our OpEx low. Our peers have outsourced their midstream services, driving up their costs and they cannot unwind those decisions and bring those margins back into the company. The third-party midstream providers will continue to extract economic rent and our competition’s gas flowing through their pipes since those pipes are the only way to get their gas to market.

Second, our FT decisions have kept our costs low and our flexibility high. Our peers, on the other hand, have fixed FT payments for 10 to 15 years that can cost up to $1 per Mcfe and costs hundreds of millions of dollars each year for little value and return as the majority of recent FT obligations are underwater from a pricing perspective.

Third, our gathering systems and water systems required hundreds of millions of dollars and five-plus years to build. So, in order for our competitors to catch up, it will take them hundreds of millions of dollars and half a decade to match those investments.

Fourth, our land position goes back over 100 years. Much of our acreage is comprised of high NRI leases that are held by production. Our competitors can’t match this, and their positions are eroding as they fail to renew leases and/or sell overriding royalties. Rolling all of these advantages together creates a company that not only survives but generates an expected $500 million per year in free cash flow at the current NYMEX strip, with a free cash flow yield that none of our peers can come close to.

Our advantages are real and are going to last a long time, especially in the current price environment. These non replicatable attributes should receive an acquisition premium in our stock since we are the best-positioned company in the peer group.

Now let’s just to discuss some of the tremendous upside for CNX, which can be found on slide 27. As I have mentioned multiple times now, our base free cash flow plans and stock valuations are conservative in nature and have plenty of upside. For example, if NYMEX gas prices returned to $2.75, our free cash flow will increase by $150 million per year in the outer years of this plan.

Another example is further potential cost improvements and/or new third-party income that we could generate. Not to mention the potential for extra value creation through incremental D&C drilling activity or using our free cash flow for share buybacks or acquisitions. There are tremendous number of opportunities that can create additional value since we have the flexibility to opportunistically allocate our capital as the industry’s variables change. A visual of this can be seen on slide 28.

This is just a basic example of how our substantial free cash flow and business flexibility creates incremental value in almost any environment. Starting off in the high gas price, high stock price world, it is easy to see how CNX, and frankly, any of our peers would have a plethora of options to create value and free cash flow in that scenario.

What makes us different is our ability to first generate free cash flow; and second, opportunistically use it in any of the more challenging scenarios, especially with our strong balance sheet. And in the low share price and low gas price world, we could create tremendous value for CNX shareholders as we use our strong balance sheet to take advantage of a market disconnect and use the free cash flow to buy back shares. Bottom line is, our free cash flow will be there in any environment, and the flexibility of our business allows us to invest each incremental dollar in the place that creates the most risk-adjusted value.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Slide 29 sums up the bottom line. Our $9 share price is substantially below any conceivable reasonable valuation of our company under a conservative seven-year free cash flow plan that assumes we just pay off all of our debt and build cash on our balance sheet without even reinvesting it in anything additional.

In the box to the left, our worst-case scenario is our debt pay down creates proportionate equity value improvements and the stock appreciates over $20 per share. In the middle, the NYMEX gas strip stays where it’s at, we still simply pay down debt and build cash, with the light bulb goes off [ph] on bouts (00:38:23) in the capital markets, and we start getting valued at a 6.5% free cash flow yield. In that world, our $9 share price goes to $35 a share.

In the box to the right, again, same conservative free cash flow plan, same simple pay down debt and billed cash plan, but with the $2.75 NYMEX price strip. Using the same 6.5% free cash flow yield, our $9 stock should be worth $45 per share due to the incremental cash flow that would come to the business.

So, without incremental investments or any kind of share buybacks, our $9 stock is worth significantly more without doing anything but hording all the free cash flow we generate. Incremental investments and/or share buybacks have the potential to move these share prices up substantially more.

Hopefully, by this point of the presentation, why should you invest in the new CNX question should be an easy one to answer, but I’ll take through the highlights one more time.

We are the lowest cost producer in Appalachia. We can expect to generate $500 million of free cash flow a year under conservative assumptions and at the current NYMEX strip. Our business plan is safe and value creation at a $9 per share buy in price is extremely safe based on the debt-to-equity value math and the fact that eventually, we will be looked at as a free cash flow yield investment.

On top of that, the company and gas prices have a tremendous amount of upside. All of our attributes that allow us to do all of these wonderful things are sticky, and it would take our peers a decade to get to the point we’re at today. Our company is even more attractive when considering the flexibility we have to invest our free cash flow to create more value over and above our base business value proposition.

You add all this up and it becomes clear that CNX is one of the best investments in the entire public market. And if you want to invest, I would suggest moving quickly, our current market disconnect will not last long. As we move quarter-by-quarter, year-by-year, delivering on our free cash flow projections, paying down our debt, creating more value and eventually not only getting our stock to a point where our free cash flow yield is reasonable, but creating more value on top of that.

With that, I’ll turn it back over to Tyler.

Tyler Lewis

Vice President-Investor Relations, CNX Midstream Partners LP

Operator, if you can please open the lineup for questions at this time.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question comes from Leo Mariani of KeyBanc. Leo, please proceed.

Leo Mariani	Q
Analyst, KeyBanc Capital Markets, Inc.

Hey, thanks. I guess, just really wanted to kind of maybe dive in a little bit deeper on kind of the tangible sort of numerical benefits from kind of combining the two companies. You guys talked about the $0.40 per Mcfe savings in op costs and the enhanced free cash flow. And just with respect to the $0.40 here, I’m just trying to understand how we get there. Is there some kind of higher costs that were being put to CNX by CNX Midstream that are going to be reduced in the future or some kind of cost base that was basically more of a third-party cost, and that’s going to go down, trying to understand where the $0.40 comes from.

And I’ll talk about enhancing free cash flow. And it looks like you guys are kind of using the same over $3 billion number that kind of had prior to the deal. So, just trying to get a sense of how that translates. Certainly understand that you’ve got a ton of improvements on the cost structure going forward, but it seems to me like a lot of that was kind of in place prior to this deal. So, I’m just trying to get at what the exact kind of numerical benefit was to the deal here.

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Yeah. So, there was an intercompany gathering contract between CNX and CNXM. So, historically, in previous quarters, we’ve laid out our E&P cost on a standalone basis. And those costs due to the third-party contract with the CNXM business were higher. So, we had our cost. I think last quarter, it was around $1.12 or so, plus or minus, versus the $0.70, $0.73 that they are now that, that intercompany contract is completely kind of eliminated in-house as opposed to going to a complete separate company with those cash flow streams.

Leo Mariani	Q
Analyst, KeyBanc Capital Markets, Inc.

Okay. That’s helpful here. And I guess just additionally, looking at your projections, if I’m reading this right, I think previously, over the seven years, you guys were using production of 540 Bcfe, and now I’m seeing 560 Bcfe. Is that correct? Are we kind of producing more? I’m just trying to get a sense of what’s driving that. Is that just better capital efficiency, leading to the higher production? I know it’s over a pretty long time of seven years, but maybe any color you have behind that.

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Yeah. No, it’s, the 560 Bcfe number is

Nicholas J. Dululiis	A
Chairman & Chief Executive Officer, CNX Resources Corp.

Yeah. 2022 to 2026, the 560, Leo. So there’s no change to that. The 540 was over the entire seven-year plan. So it’s the same assumptions as last quarter.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

And for the...

Leo Mariani	Q
Analyst, KeyBanc Capital Markets, Inc.

Okay.

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

For the $3 billion across the seven years in the previous slide deck we did isolate what was the non-controlling interest piece of the cash flow stream. So, clearly, today, that’s all one and the same as opposed to controlling and non-controlling splits on that $3 billion.

Leo Mariani	Q
Analyst, KeyBanc Capital Markets, Inc.

Okay. That’s very helpful. And I guess maybe just lastly on the free cash flow. So, you guys certainly are probably going to maybe make some tweaks over time to how to use that. But as you look at the plan now, I mean, other than debt pay down, what do you see as kind of the primary use for that? Is it going to be the buybacks you referred to? You guys sort of also hinted a little bit at M&A sort of down the road? Just given how you guys view the share price relative to the intrinsic value, should be thinking kind of more buybacks as you get to the right debt levels in the next couple years?

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Yeah. So, first is definitely to pay down debt. I mean, the goalpost moved for E&P companies and what was an acceptable balance sheet and kind of leverage ratios. And historically, we always talked to our hedge book and our go-forward cash flows would allow the business to get to a capital structure if the goalpost changed. And not only did it change for E&Ps, but I think it changed for everybody with the status of the world today. So debt pay downs are first and foremost, where we want to invest this free cash flow.

And the question of what do you want to do with it once you get your debt to a certain level, it’s hard to answer unless you know what the variables are at the time. So, that’s a four quadrant box on depending on what share price is and what gas prices are and opportunities are. We’ll be in a position to be able to be flexible and put the dollars to work in the place that makes the most sense once the variables change to whatever they are whenever a year or two years down the road.

Nicholas J. Deluliis	A
Chairman & Chief Executive Officer, CNX Resources Corp.

And that’s an important, I think, attribute of this transaction, the new company moving forward. Our flexibility to be able to adjust as the external metrics and assumptions change has gone way up as a result of this transaction. So, if you fast forward between now and 2023, not only will we suspect that our debt levels are significantly reduced. I would also suspect that we’ll be able to quickly and nimbly allocate that free cash flow and that capital to whatever opportunity we’d see within the drill bit based on rate of returns and/or share count based on share price versus intrinsic value per share.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

So, the flexibility has always been there. That’s been one of the hallmarks of how we’ve prided ourselves on being capital allocators. If you look at the last couple of years, we’ve grown capital investment in a drill bit a good rate of returns. We’ve reduced share count. We’ve also reduced debt. Right now, as Don said, focus is on debt, but flexibility to continue to allocate capital to where the best optimization opportunities are for intrinsic value per share has gone up significantly.

Leo Mariani	Q
Analyst, KeyBanc Capital Markets, Inc.

Okay. Thank you, guys.

Operator: Our next question comes from Jeffrey Campbell of Tuohy Brothers. Jeffrey, please proceed.

Jeffrey Campbell	Q
Analyst, Tuohy Brothers Investment Research, Inc.

Good morning, and congratulations on the merger. I’ll ask one broad question and one a little bit more specific. The specific one is just, I wondered about the outlook for third-party non-gas income that was detailed on slide 14. I was wondering what gives you confidence in projecting this income up 2026. Maybe another way to ask it is, what dependencies do you see in the third-party realm for CNX Midstream that’s embedded in the number?

Chad A Griffith	A
President & Chief Operating Officer, CNX Resources Corp.

Yeah. Hey. Great. Thanks for the question. This is Chad Griffith. If I’ll take that one. Look, the forecast we’re using for third-party gathering income is based off of existing PDPs and a handful of additional well commitments that we have. It’s a very conservative forecast. We’re not relying on any speculative future drilling or anything along those lines. It’s all contracted volumes, PDP based with one additional sort of pack commitment. We think there’s a lot of potential further upside. We’re constantly in conversations with other third-parties about additional gathering opportunities. And I think those opportunities continue to expand as we start looking at some other areas outside of Southwest PA.

Nicholas J. Deluliis	A
Chairman & Chief Executive Officer, CNX Resources Corp.

And again, just going back to the optionality and flexibility comment from the prior question, Jeff, is that this transaction and the company moving forward, the flexibility to be able to engage in those types of transactions and contracts with third-parties, the ability to do that has gone up substantially because now you’re not dealing with two separate publicly traded entities with their own individual fiduciary duties and interests and assets. Now you’re dealing with one pro forma company that basically is integrated from upstream through midstream, water, ethane, et cetera. So, I think our ability to execute with third-parties has been improved substantially as a result of this transaction.

Jeffrey Campbell	Q
Analyst, Tuohy Brothers Investment Research, Inc.

Okay. Great. Thank you. And my broad question is, I think you’ve done a great job of laying out the positives for both CNX and CNXM and the merger. My question is, what makes this the right time to execute this deal as opposed to maybe earlier or later? Thank you.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Nicholas J. Deluliis	A
Chairman & Chief Executive Officer, CNX Resources Corp.

Yeah. That’s always a subjective call on an art, right, more than a science. But looking at things from a broader industry perspective, I think it sort of shed some light on why we’re excited about the transaction and why the timing was a good one. The basin and really the natural gas industry, people, you often hear them lamenting how the industry has become a bust or because this upstream producer has gone bankrupt or that midstream pipeline has been canceled. It’s a sign of the gloom and doom of the industry.

We see it quite differently. We see it as signs of what disruptive technology and innovation have done to this industry and for society. So, we’ve gotten as an industry so prolific and efficient liberating the methane molecule that things are being disrupted. Things are changing. We’ve seen this across all kinds of other industries and technologies from computers and software and microchips to the manufacturing process that Henry Ford created.

The natural gas industry is no different. It should be celebrated as a disruptive technology. But when you look at that, right? That means that where you need to be on the cost curve and where you need to be on capital efficiencies have changed substantially from where you felt comfortable three to five years ago. It’s changed that much.

So, strategically, our approach was, we see an opportunity or a window to become the definitive low-cost producer on a sustainable year-in and year-out basis. And we see an opportunity to become the best-in-class when it comes to capital efficiencies and reducing our capital intensity, and we’re going to grab ahold of that as soon as we see that opportunity. And this transaction basically allowed us to do that in a pretty simplified way because we knew CNX Midstream better than any other asset base out there across the Appalachian Basin or E&P and midstream horizons.

Jeffrey Campbell	Q
Analyst, Tuohy Brothers Investment Research, Inc.

Thanks very much. I appreciate that.

Operator: Our next question comes from Jeremy Tonet of JPMorgan. Jeremy, please proceed.

Hey. Good morning, guys. This is [ph] James (00:50:49) on for Jeremy. I’m not sure if you touched on your remarks, but the distribution for CNXM for Q2, it looks like you guys raised $0.50. Just what was the rationale behind that, just given the sharp cut last quarter? And maybe just talk about the thinking behind that.

Q

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Yeah, sure. I’ll start with the last quarter. So the distribution decision last quarter was made to protect the balance sheet as our debt was trading at close to $0.70 on the dollar, all the COVID and OPEC stuff had customer shutins, they were significantly impacting our cash flows. And at the time, uncertain and expected to worsen. And there was just a broad macroeconomic uncertainty around what the go-forward landscape, not only for 2020 but 2021 and beyond with this whole COVID-19 situation.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

If you add all that together with the challenge of trying to think about issuing any kind of new debt or equity issuance by CNXM, we’re going to be very unlikely on a go-forward due to the worsening outlook of the MLP asset class and just broadly the capital markets with the whole COVID-19 situation. The action was done to reduce cash outflows and protect the balance sheet.

This quarter, CNXM board met once again considering to take all relevant factors in deciding what the appropriate distribution should be. And including in that analysis was the free cash flow flexibility created by a take in transaction since CNX Midstream won’t have to be sort of standalone on a go-forward basis and do what it needs to do to protect its balance sheet and standalone financial funding ability. So that that was kind of how we thought about the distribution in Q2 and how that referenced the other one.

Got it. Okay, thanks. And then just another quick one for me, but was there any – I guess, the independent directors on – were they kind of – did they ask for a public vote or were they asking for a [ph] part (00:52:51) on the deal?

Q

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

No. I mean, we negotiated extensively with the CNX Conflicts Committee to find the right deal that we thought was right for all stakeholders here. And we think net-net, the, call it, the merger agreement terms and the economics of the transactions are fair and appropriate for both companies. And we definitely, as we’ve laid out today, believe all stakeholders will significantly benefit from the new stronger go forward combined company.

Got it. All right. Thanks for the questions. Appreciate it.	Q

Operator: Our next question comes from Welles Fitzpatrick of SunTrust. Welles, please proceed.

Welles Fitzpatrick	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Hey. Good morning. And congrats on the transaction.

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Thank you.

Welles Fitzpatrick	Q
Analyst, SunTrust Robinson Humphrey, Inc.

If we look at slide 12, can you talk to – in 2022, there’s a huge step down in that decline rate. Is that literally just a function of you guys slowing activity? It just seems like a pretty massive drop down year-over-year. Is there something else going on there that we should be focused on?

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

No, it’s just a transition. Whenever you get into exit- to- exit declines, it matters a lot. If you have a lumpy activity. It’s like the Q4 timeframe. And it’s really just a balance of how many new wells you have in your PDP profile versus old wells. And mechanically, as you stay flat longer, that production decline kind of keeps getting lower and lower on an exit- to- exit basis to eventually converge with like the terminal decline rate from a Marcellus or a Utica well. So, really, nothing in here is, call it, more than just math on how you stay flatter production, your PDPs as a percent of your production profile go higher every year if you stay flat. And likewise, you need less puds to fill that gap. So there’s less of an exit-to-exit decline kind of rolling through the year.

So, this is just mechanics and a function of how we kind of grew into this 560 Bcfe. I mean, obviously, in 2019, we’ve laid out historically where we’re at on that. And as we get to the 560 Bcfe in number, that’s whenever the growth ends and the flat begins. So it’s just that transition point that you’re seeing.

Nicholas J. DeIuliis	A
Chairman & Chief Executive Officer, CNX Resources Corp.

Yeah. One of the big criticisms of really unconventional plays, shale plays, is how steep the treadmill becomes as you grow production more and more, the more you have to replace that production, like that treadmill just gets steeper and steeper. But in reality, what happens is, if you smooth that growth out you go to more like a maintenance production plan. That treadmill really starts leveling back out. And as Don said, approaches back to eternal decline rate makes that in fact capital reinvestment program much more manageable.

Welles Fitzpatrick	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Okay. And sticking with that reinvestment program, you guys talked to the $230 million average CapEx, 2022 to 2026. Can you give us any idea of the range? I mean, is that $322 million dropping to $150 million in 2026 or is it $250 million, maybe going to $200 million, just so we can kind of understand the rate of improvement as we walk through to mid-decade?

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Yeah. I’m trying to get bearings on here. We kind of – I mean, I’d just walk through my commentary, the fact that you need some more TILs in 2022 and you need less TILs in 2026. So, I think maybe you could think about three, four, five wells or so, one way or the other. So, it’s not a huge variable, maybe 10%, 15%, a little more earlier than percent later.

Welles Fitzpatrick	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Okay. Got you. And then just one last one, if I can sneak it in. So, it’s not terribly related to the transaction, but you guys have had some wells in Tyler. And I always pronounce this one wrong, but [ph] Monongalia (00:526:43), looking like 4-plus Bcf in the first six months. Could those push you guys a little bit more towards the West Virginia side? I mean, they look like pretty stout wells?

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Yeah. So, we kind of square out. We call our [ph] Southwest PA central (00:51:01) area, it’s a broader swath. It does happen some of that West Virginia acres as well. So, the way we think about it is we like that whole area in that whole region and feel very good about the go-forward ability to deploy capital all across that sort of footprint. So, yeah, we roll it in similarly to what we call our Southwest PA central area.

Welles Fitzpatrick	Q
Analyst, SunTrust Robinson Humphrey, Inc.
Thank you so much.

Tyler Lewis	A
Vice President-Investor Relations, CNX Midstream Partners LP

Thanks, Welles.

Operator: And our next question comes from Jeoffrey Lambujon of Tudor, Pickering, Holt. Jeoffrey, please proceed.

Jeoffrey Restituto Lambujon	Q
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Good morning. Thanks for taking my questions. Just a few housekeeping ones for me. First one is just around more specifics on the timing of the close and just thoughts around CNXM dividend payments related to that. Is there any more detail you can give just around the Q4 timeframe? Just trying to get a sense of how many more dividend payments are planned before the close?

Jeoffrey Restituto Lambujon	Q
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Yeah. So, it will obviously go through the process through SEC through the S-4. So, depending on how that goes or not, will depend on how long it ends up sort of taking. But for the distributions, the Q2 one was already announced today and as you’ll see in the merger agreement, a Q3 distribution would require the consent of the CNX board per the merger agreement on that. So, I think the Q3 distribution timing will be like mid-November. And depending on SEC’s stuff is one thing than any distribution now going forward with need CNX board consent.

Jeoffrey Restituto Lambujon	Q
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Appreciate that. And then my second one, just a follow-up on the vote structure. I know you guys flagged that 53% ownership, which sounds like it’s all that you’ll need for approval. But is there any other requirement on voting just related to the publicly-owned units? Just want to make sure there’s nothing else in the vote structure to be aware of?

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Yeah. The merger agreement, it lays out all the, called intimate pieces of the transaction and the structure, but yeah it is the way it’s all with CNX casting. We’ve agreed to cast our vote as yes as part of this transaction.

Jeoffrey Restituto Lambujon	Q
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Thank you.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Operator: And our next question comes from Kashy Harrison, Simmons Energy. Kashy, please proceed.

Kashy Harrison	Q
Analyst, Simmons Energy

Hi. Good morning all, and thank you for taking my questions.

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Sure.

Kashy Harrison	Q
Analyst, Simmons Energy

So, yeah. So, numerous times during the presentation, you talked about how your business is now has a low-risk profile. And so now that you consolidated this business, what are your thoughts on instituting a small yet growing dividend at the CNX level just to further highlight your confidence and the strength of the business?

Nicholas J. DeIuliis	A
Chairman & Chief Executive Officer, CNX Resources Corp.

I think in terms of a capital allocation tactic or tool, that’s certainly one to consider, and we do consider ourselves to be first and foremost capital allocators. However, I will say, for the foreseeable future, our focus remains when it comes to the free cash flow generation for reducing debt; and two, seeing the appropriate point when our balance sheet approaches that best- in- class metric went from strong to best-in-class, what the rate of returns are with respect to our drill bit capital investment opportunities and what the rate of returns are with respect to share count reduction opportunities. But I would not preclude dividends as a useful tactic, especially with the new company now being combined moving forward. But right now, premature to commit to anything on that front.

Kashy Harrison	Q
Analyst, Simmons Energy

Okay. That’s helpful. And then on multiple slides within the presentation, you also talked about commanding an M&A premium. Was wondering if you could maybe dive a little bit more into your thought process on M&A? What kind of opportunities you might potentially be, be interested in? And how we should think about that as it pertains to CNX moving forward?

Nicholas J. DeIuliis	A
Chairman & Chief Executive Officer, CNX Resources Corp.

With respect to acquiring, we think that in this environment, because of where gas prices are shaping up and a lot of other factors from balance sheets of entities to just the ability or the inability to generate free cash flow, it’s going to be a target-rich environment. I think we’ve seen the start of that already within the basin in early 2020. However, again, similar to the dividend question and comment, that’s a capital allocation route, and it might, down the road, have an exciting prospect or a great thesis to make a case for intrinsic value per share going up, that it will have to compete with everything from debt reduction to share count reduction, to reinvestment into our existing asset base via drill bit. And those three opportunities right now look very, very attractive to us. So, I think M&A is something that there’s going to be more opportunities to assess or take a view of just because of where the industry is at and the basin is at. But when it comes to competing with these other capital allocation options that I just mentioned, it’s going to be a pretty challenging road to hoe.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Kashy Harrison	Q
Analyst, Simmons Energy

Got it. Got it. And then last one, just last one minor question for me. Now that I’d imagine you no longer have those well commitments at the Shirley-Penn area in West Virginia. And so, should we think about effectively 100% of the Marcellus TILs, 2021 through 2027, pretty much being Southwest PA central? Or should we still expect some TILs in the Shirley-Penn’s area?

Nicholas J. Deluliis	A
Chairman & Chief Executive Officer, CNX Resources Corp.

So, the Shirley-Pennsboro area is definitely part of our portfolio. We have a handful of undeveloped locations down there. We’re going to continue to look at what’s the right time to bring those wells, to drill those wells, complete those wells and bring those wells online. It’s a big function of what happens in the NGL markets. I think we’re all just coming off the heels of a ton of volatility in NGL space. I think that volatility probably continues. NGLs are hard to hedge, especially here in Appalachia. So, the timing of those Shirley-Pennsboro wells and when we bring those online, is something we’re going to continue to monitor. It’s just like we do with all of our capital allocation. We’ll follow the math. We’ll look at the risk-adjusted rates of return and where it stacks up the other competing opportunities in our portfolio.

Donald W. Rush	A
Chief Financial Officer, CNX Resources Corp.

Yeah. So, nothing materially changing from, call it, development currently from where we were at, but as Nick mentioned a few times, I mean, this transaction just opens up more flexibility to try to just do the smart right thing in any scenario here. So, it just creates more optionality and flexibility.

Kashy Harrison	Q
Analyst, Simmons Energy

Got it. Very hopeful. Thank you.

Operator: This concludes our question-and-answer session. I would now like to turn the conference back over Tyler Lewis for any closing remarks.

Tyler Lewis
Vice President-Investor Relations, CNX Midstream Partners LP

Great. Thank you. And I’d like to thank everyone for joining us this morning. As a reminder, we announced our second quarter results this Thursday, and we look forward to speaking with everyone again then. Thank you.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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CNX Resources Corp. (CNX)	Corrected Transcript
Acquisition of Public Stake in CNX Midstream Partners LP by CNX Resources Corp Call

27-Jul-2020

Disclaimer

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Forward-Looking Statements

All statements in this transcript (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CNX Resources and CNX Midstream, which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CNX Resources and CNX Midstream and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CNX Resources and CNX Midstream believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CNX Resources, CNX Midstream and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of CNX Resources’ or CNX Midstream’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CNX Midstream. The forward-looking statements in this transcript speak only as of the date of this transcript; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors”

section of CNX Resources’ Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each filed with the Securities and Exchange Commission, and any subsequent reports filed with the Securities and Exchange Commission.

No Offer or Solicitation

This transcript is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where You Can Find It

In connection with the proposed transaction, CNX Resources will file a registration statement on Form S-4, including a consent statement/prospectus of CNX Resources and CNX Midstream, with the SEC. INVESTORS AND SECURITY HOLDERS OF CNX RESOURCES AND CNX MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and security holders may obtain a free copy of the consent statement/prospectus (when available) and other relevant documents filed by CNX Resources and CNX Midstream with the Securities and Exchange Commission (the “SEC”) from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents (when available) from www.cnx.com under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation Relating to the Merger

CNX Resources, CNX Midstream and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the transaction. Information about these persons is set forth in CNX Resources’ proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2020, and CNX Midstream’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2019, which were filed with the SEC on February 10, 2020 and April 27, 2020, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.